Filed by: ADVA Optical Networking SE

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

November 2, 2021

Creating a Global Leader in the Converged Edge November 2021

A leading global provider of cloud-managed fiber access solutions for residential and business connectivity A leading global provider of enterprise fiber access, fiber backhaul and data center interconnect solutions Transformative Combination of ADTRAN and ADVA Creates a Global Leader in the Converged Edge Ê A leading global platform to address expanding market demand for fiber broadband everywhere

Strong Growth in Converged Edge from Unprecedented Changes in Communications and Connectivity Digital Transformation Across All Industries Requires Broadband Everywhere Continued Adoption of Cloud Architectures The pandemic and WFH significantly accelerated and expanded market trends Ongoing Shift by Service Providers Away from Huawei to Western Suppliers Build Out of Networks to Support 5G

Significant and Parallel Investments and Revenue Opportunities Across Both the U.S. and Europe

ADTRAN + ADVA

Representative Funding to Deploy Fiber Broadband Everywhere		+ Incremental Displacement Opportunities from Huawei Replacement
United States	**Europe**	**Europe**
$45B+ *Targeting broadband connectivity in proposed infrastructure bill(1) in 4 years following grant receipt*	**$30B+** *Public and private funding for fiber builds in the UK in next 5 years(3),(4)*	**$1.2B+** *Annual optical network displacement opportunity(6)*
$20B+ *Broadband funding for RDOF(2) Phase 1 and 2(1) over the next 6 years*	**$35B+** *Government funding for high-speed broadband across the EU(5)*	**$400M+** *Annual broadband equipment displacement(7)*
$40B+ *State and local level funding proposed for broadband with ARPA(1) in next 4 years*		**10** *Countries in the EU (including the UK) that have or are considering banning Huawei(8)*

Timing of combination allows ADTRAN + ADVA to maximize upside from near-term funding commitments

(1) Jefferies Telecom and Networking research report released on October 4th, 2021.
(2) RDOF = Rural Digital Opportunity Fund.
(3) Gov.UK policy paper on project Gigabit Phase One Delivery Plan released on March 19th, 2021.
(4) London New Times article on British Telecommunications promise on fast internet connection released May 13th, 2021.
(5) Includes publicly disclosed funding for the following programs: Gigabit Broadband for Germany (€12.0B), Gigabit for Bavaria (€2.0B), Digitalisation of Baden-Würtemberg (€1.2B), Digital Poland (€2.6B), Recovery Plan Italy (€4.2B), Connecting Europe Facility - 2 (€2.0B), Connecting Europe Broadband Fund (€0.5B), and European Structural Investment Fund (€6.9B).
(6) Cowen Huawei industry update equity research report released on March 18th , 2021, Dell'Oro.
(7) Raymond James Data Infrastructure research report released on July 13th, 2021, Dell'Oro.
(8) Santander Telecom & Equipment Provider research report released on June 15th, 2021.

4

ADTRAN + ADVA Position in Growing TAM is Enhanced from Increased Customer Reach & Improved Win-Rate

Robust opportunity for core market expansion with additional upside enabled by combination


$13.7B+
$1.5B+
Access, Metro and Ethernet (RoW)
High-risk Vendor Replacement Opportunity
$5.1B+
Annual Broadband Subsidies (NA and EMEA)
$7.1B (1)
$1.6B (2)
$7.1B (1)
Access, Metro and Ethernet (NA and EMEA)
Current TAM
Future TAM

Expansion to New Markets

- Enhanced scale increases global coverage

TAM Expansion in Core Markets

- Unprecedented government stimulus and private investment, primarily earmarked for Tier 2 and 3 regional service providers

Deeper Penetration in Core Markets

- Expands ADVA's win rate in North America and ADTRAN's win rate in Europe
- Capture North America and European demand shifting away from Huawei and other Chinese vendors

Note: NA = North America, EMEA = Europe, Middle East and Africa, RoW = Rest of World.
Source: Omdia: a) Broadband Access Equipment Q1 2021 market report, b) Optical Networks Forecast 2021–26, publ. June 2021, c) Service Provider Switching and Routing Forecast, publ. July 2021, company estimates.
(1) Representative of $4.4 billion Metro WDM & Carrier Ethernet + $2.7 billion Passive Optical Networking 2021 market opportunity for North America and EMEA regions.
(2) Representative of company estimates for Huawei displacement opportunity in EMEA.

5

What is the Converged Edge? Cloud managed platform which enables the delivery, aggregation and transport of residential, WFH, enterprise, wholesale and mobile x-haul services at the edge of the network The Converged Edge (10G PON Fiber Access) Enterprise Fiber Backhaul (100G / 400G) (Carrier Ethernet / WDM Aggregation) (Nx10/25/100G Business Ethernet Aggregation) Data Center Interconnect Cell Site Data Centers (Broadband Backhaul) IoT / Small Cell Connectivity Residential SMB (Cloud-managed WAN and LAN Connectivity Solutions) (Cloud-managed Mesh Wi-Fi) (Enterprise-class IoT and 5G backhaul) Cloud Network Optimization and Customer Experience Applications Comprehensive Network Security and Synchronization

Fiber backhaul and data center interconnect Enterprise fiber access and connectivity Network synchronization solutions Fiber access and aggregation Residential and enterprise connectivity Cloud-based network optimization and customer experience applications ADTRAN + ADVA Meets the Needs of the Converged Edge Ê Combination creates a comprehensive solution… …to meet demands of the Converged Edge P Comprehensive cloud network optimization and customer experience apps P Cloud native, open and disaggregated technology P One platform to address needs from residential, WFH, business, wholesale, mobile x-haul networks and wireless P Security and synchronization enables seamless connectivity

ADTRAN + ADVA: A Unique Scaled Pure Play Addressing the Converged Edge

	ADTRAN + ADVA	NOKIA	Infinera	ciena	Calix	ribbon
Network Focus	Converged Edge	RAN, Core / Metro	Core / Metro	Core / Metro	Fixed Line	Metro / Access
Customer Focus	Tier 1, 2, 3 CSPs Enterprises	Tier 1, 2 CSPs	Tier 1 CSPs ICPs	Tier 1 CSPs ICPs	Tier 2, 3 CSPs	Tier 2, 3 CSPs
Converged Edge: Customer Premise *(Residential / SMB)*	✓	✓	X	X	✓	X
Converged Edge: Customer Premise *(Ent. / Wholesale)*	✓	✓	X	✓	X	X
Converged Edge: Fiber Access *(Residential / SMB)*	✓	✓	X	X	✓	X
Converged Edge: Fiber Backhaul *(Metro)*	✓	✓	✓	✓	X	✓

8

ADTRAN + ADVA is Strongly Positioned to Capitalize on Momentum in the Converged Edge

ADTRAN | ADVA

1 Significant Cross-Sell Opportunities

- ✓ Complementary geographic focus with ADVA's strong EMEA presence and ADTRAN's strong US presence
- ✓ Gaining strategic vendor status with certain carrier relationships will create new opportunities
- ✓ Comprehensive solution will increase win-rate

~$60M – $120M+ potential revenue synergies

2 Increased Scale to Accelerate R&D Innovation

- ✓ Enhances scale and improves ability to compete against other fiber networking vendors
- ✓ Optimization expected with combination of R&D processes
- ✓ Greater ability to focus on SW / virtualization and monetization

~$240M+ combined R&D spend

3 Operational Efficiencies from Well-Defined Cost Synergies

- ✓ Compelling cost synergies
- ✓ Significant supply chain efficiencies and optimization of the operating model
- ✓ Improved profitability

~$52M+ cost synergies

(1) Approximately 5% – 10% of combined revenues.

9

____________________ Note: Revenue mix for the twelve months period ended September 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1954, the average exchange rate for the twelve months ending September 30, 2021. Approximately 5% – 10% of combined revenues. Americas APAC EMEA Combined Americas APAC EMEA Americas APAC EMEA Geographic Focus Customer Focus Complementary Combined Customer Base Greater scale to increase presence in Tier 1 carriers Integrated Converged Edge solution desirable for Tier 2 / 3 CSPs Broader portfolio to offer Enterprise customers Combined offerings improve coverage and positioning in the Americas and Europe Global scale provides ability to expand in APAC 1 Combined company can achieve $60M – $120M of revenue synergies(1) Significant Cross-Sell Opportunities from Complementary Geographic and Customer Profiles

2 Increased R&D Scale and Expertise Improves Ability to Innovate to Address Customer Demands

ADTRAN + ADVA (1)

The combination will create

Revenue		~$1.2B+	Increased scale and overall competitiveness
Intermediate Term Projections	R&D	~$240M+	R&D powerhouse to best address all needs of the converged edge
	Rev. Growth	+7%	Potential for additional $60M – $120M growth in revenue synergies
	Adj. EBITDA Margin	+17% (2)	Best in class financial profile

Note: Dollars in millions. Figures are not audited and Adjusted EBITDA Margin is non-GAAP.

(1) ADVA financials converted to USD from EUR at an exchange rate of 1.1954, the average exchange rate for the twelve months ending September 30, 2021.

(2) Revenue synergies are not included in intermediate term combined margin.

11

Line item detail for all savings Jointly developed plan with broad buy-in across ADTRAN and ADVA Integration leads appointed for both companies with day one plan to ensure smooth roll-out $52M+ Run Rate Cost Synergies Research and Development Increased scale and efficiency of R&D with complementary engineering and design teams 3 Well-Defined Cost Synergies Enhances Financial Profile for Continued Growth General and Administrative Consolidation corporate costs, centralization support functions and optimization of operating model Sales and Marketing Savings from overlapping coverage footprint and go-to-market activities Cost of Goods Sold Procurement and logistics optimization

DRAFT Ê Leading global platform to address expanding market demand for fiber / fixed broadband everywhere

Anticipated Transaction Timeline File S-4 and proxy statement (US) 1 File offer document (Germany) 2 ADTRAN shareholder vote and ADVA exchange offer acceptance period 3 Closing 4 On-File On-File Q4 2021 / Q1 2022 Q2 2022 / Q3 2022 Subject to Receipt of Required Regulatory Approvals and Other Customary Closing Conditions

Safe Harbor / Disclaimers Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN, Inc.’s (“ADTRAN”) and ADVA Optical Networking SE’s (“ADVA”) control. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo, Inc. (“Acorn HoldCo”) may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus that are included in the Registration Statement on Form S-4 that has been filed by Acorn HoldCo with the SEC and in an offering document and/or any prospectuses or supplements filed by Acorn HoldCo with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Safe Harbor / Disclaimers Non-GAAP Financial Measures In this presentation, in addition to GAAP financial results, ADTRAN and ADVA have provided non-GAAP financial measures including Adjusted EBITDA Margin, which is provided to enhance the user’s understanding of our past financial performance and our prospects for the future. Our management team uses this non-GAAP financial measure in assessing ADTRAN’s performance, as well as in planning and forecasting future periods. Adjusted EBITDA Margin is not computed according to GAAP and the methods we use to compute it may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with ADTRAN’s consolidated financial statements prepared in accordance with GAAP. Projected GAAP financial measures are not provided herein because such figures are not available on a forward-looking basis and reconciliations of projected non-GAAP financials are not provided because they could not be derived without unreasonable effort. Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended or an offer document meeting the requirements of Section 11 of the German Securities Acquisition Act in connection with the EU Prospectus Regulation. In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA. Acorn HoldCo has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) for review, which Acorn HoldCo expects will be approved and subsequently published. INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN are available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at www.acornoffer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at www.acornoffer.com. Certain Information Regarding Participants ADTRAN, ADVA, Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus filed with the SEC and will be set forth in the definitive proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus filed with the SEC, in the definitive proxy statement/prospectus to be filed with the SEC and in other relevant materials filed or to be filed with the SEC regarding the proposed transaction.